Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Year Ended September 30
	2005	2004	2003	2002	2001

	(Dollars in thousands)
Income from continuing operations before provision for income taxes and cumulative effect of accounting change per statement of income	$218,018	$137,765	$126,371	$94,836	$89,458
Add:
Portion of rents representative of the interest factor	4,307	3,571	3,626	3,614	2,917
Interest on debt & amortization of debt expense	132,658	65,437	63,660	59,174	47,011

Income as adjusted	$354,983	$206,773	$193,657	$157,624	$139,386

Fixed charges:
Interest on debt & amortization of debt expense (1)	$132,658	$65,437	$63,660	$59,174	$47,011
Capitalized interest (2)	2,542	1,184	623	1,272	1,494
Capitalized expenses related to indebtedness (3)	—	—	—	—	4,718
Rents	12,922	10,712	10,878	10,842	8,752
Portion of rents representative of the interest factor (4)	4,307	3,571	3,626	3,614	2,917

Fixed charges (1)+(2)+(3)+(4)	$139,507	$70,192	$67,909	$64,060	$56,140

Ratio of earnings to fixed charges	2.54	2.95	2.85	2.46	2.48